Exhibit No. 5

                                   April 29, 1997
The Board of Directors
First Keystone Financial, Inc.
22 West State Street
Media, PA 19063

Gentlemen:

          Congratulations on an excellent quarter. ROA at 83 basis points is the best of the past 10 quarters. Efficiency ratio at 60%, ditto.

          On a PE basis, our stock remains cheap, at only 10 times earnings. However, at 119% of book, it is fully priced. How can the stock value be enhanced further? My suggestions follow:

          1. Split the stock, either 2 for 1 or 3 for 2. I gave my reasons to Don Guthrie in our conversation recently.

          2. Raise the cash dividend to at least $.13 quarterly. In fact, if you were to pay out just the industry average of 30-33% of earnings, you would be paying out $.16 to $.17 quarterly.(*)
The present $.05 quarterly dividend hides your success.

          3.   Do not make additional share repurchases.

          4. Reduce NPA's: they have been at 2.35% of assets, or more, every quarter-end since March 1996. This ratio has shown no meaningful improvement for too long.

          At the $22.00 price level, our stock is too cheap. You need to do more to bring it up to the value it now warrants.
Implementation of the above suggestions will bring our stock to a minimum of $24.00 per share, where it deserves to trade.












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The Board of Directors
First Keystone Financial, Inc.
April 29, 1997
Page 2

          I would like your thoughts.

                                        Very truly yours,



                                        Jerome H. Davis
                                          (signature)

     (*) My figures are based on $.53 March quarterly earnings, not $.60, since I use full shares outstanding, 1,228,000 shares.

































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